Filed pursuant to Rule 424(b)(3)
Registration File No. 333-131876

PROSPECTUS

APOLLO GOLD CORPORATION

23,650,000 Common Shares

The selling shareholder identified on page 16 may use this prospectus to offer and resell from time to time up to 21,650,000 of the issued and outstanding common shares of Apollo Gold Corporation (together with its subsidiaries, “Apollo,” “we” or “us”) and 2,000,000 common shares of Apollo issuable upon exercise of share purchase warrants, comprised of (i) 10,000,000 common shares acquired by the selling shareholder in a private placement completed on June 3, 2005, (ii) 11,650,000 common shares and 2,000,000 common shares issuable upon exercise of share purchase warrants acquired by the selling shareholder in a private placement completed on January 26, 2006. Each share purchase warrant is exercisable at Cdn$0.39 for one common share of Apollo and expires on January 26, 2008. We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling shareholder.

Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.” On February 13, 2006, the cluary 13, 2006, the closing price for our common shares on the American Stock Exchange was $0.43 per share and the closing price on the Toronto Stock Exchange was Cdn$0.49 per share.

The selling shareholder may sell the shares in transactions on the American Stock Exchange or the Toronto Stock Exchange and by any other method permitted by applicable law. The selling shareholder may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses of the selling shareholder. See “Plan of Distribution” beginning on page 17.

References in this prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “Cdn$”.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 4 of this prospectus in determining whether to purchase our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2006.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (the “SEC”). The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the securities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold:

1. Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 16, 2005, and our Amendment No. 1 to that Annual Report on Form 10-K/A filed with the SEC on January 25, 2006;

2. Our Quarterly Reports on Form 10-Q for the quarters ended (i) March 31, 2005, filed with the SEC on May 11, 2005; (ii) June 30, 2005, filed with the SEC on August 9, 2005; and (iii) September 30, 2005, filed with the SEC on November 9, 2005;

3. Our Current Reports on Form 8-K, filed with the SEC on January 6, 2005; January 13, 2005; January 25, 2005; May 24, 2005; June 7, 2005; October 21, 2005; October 27, 2005; October 28, 2005; November 23, 2005; December 22, 2005; January 13, 2006; January 26, 2006; January 27, 2006; and January 31, 2006; and

4. The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to the Chief Financial Officer, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, telephone (720) 886-9656.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. These statements include comments regarding: the establishment and estimates of mineral reserves and resources, production, production commencement dates, production costs, cash operating costs, total cash costs, grade, processing capacity, potential mine life, feasibility studies, development costs, expenditures and exploration.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	the establishment and estimates of mineral reserves and resources;

•	production;

•	production commencement dates;

•	production costs;

•	cash operating costs;

•	total cash costs;

•	grade;

•	processing capacity;

•	potential mine life;

•	feasibility studies;

•	development costs;

•	expenditures;

•	exploration;

•	permits;

•	expansion plans;

•	closure costs;

•	surveys of claims;

•	recovery rates;

•	geological prospects;

•	impact of governmental laws;

•	nonpayment of dividends and use of earnings from operations;

•	delivery of metals;

•	cash flows;

•	future financing;

•	our ability to fund our capital requirements;

•	factors impacting our results of operations; and

•	the impact of adoption of new accounting standards.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery or production problems;

•	changes in mining and milling costs;

•	pit slides at our mining property;

•	metallurgy, processing, access, availability of materials, equipment, supplies and water;

•	determination of reserves;

•	changes in project parameters;

•	costs and timing of development of new reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions;

•	availability of external financing at reasonable rates or at all; and

•	the factors discussed in this prospectus under the heading “Risk Factors.”

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus. We undertake no obligation to update forward-looking statements.

OUR BUSINESS

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656. Our internet address is http://www.apollogold.com. Information contained on our website is not a part of this prospectus.

Apollo is engaged in gold mining including extraction, processing, refining and the production of other by-product metals, as well as related activities including exploration and development. The Company owns and operates the Montana Tunnels Mine, an open pit mine and mill currently producing gold dore and lead-gold and zinc-gold concentrates from stockpiled, low grade ore.

Apollo has a development property, the Black Fox Project, which is located near the Township of Matheson in the Province of Ontario, Canada. Apollo also owns Mexican subsidiaries which own or have the right to acquire concessions at the Huizopa exploration project, located in the Sierra Madre gold belt in Chihuahua, Mexico.

RISK FACTORS

An investment in the securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

We have identified a material weakness in our internal controls over financial reporting.

We identified material weaknesses for the year ended December 31, 2004 in two areas. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. First, we had deficient inventory control and management processes and lack of segregation of procurement and accounting duties at our Florida Canyon Mine, primarily due to a lack of sufficient personnel at the Florida Canyon Mine. As a result of the sale of the Florida Canyon Mine on November 18, 2005, it is categorized as a discontinued operation. Second, we lacked appropriate review of non-routine or complex accounting matters, related accounting entries, and appropriate documentation, disclosure and application of Canadian and U.S. generally accepted accounting principles (“GAAP”), primarily due to a lack of sufficient personnel with a level of technical accounting expertise commensurate with our reporting requirements.

Through the third quarter of 2005 we established a Financial Disclosure Policy Committee to review all non-routine accounting matters and disclosure and application of Canadian and U.S. GAAP, added additional technical accounting expertise to the accounting staff, and implemented formal policies addressing the internal controls over non-routine or complex accounting matters, accounting entries, appropriate documentation and disclosures. We continued our evaluation of these controls and procedures in the fourth quarter 2005 and have continued monitoring these controls and procedures through January 2006 to determine if these controls are operating effectively. We have not yet been able to test and assess the operating effectiveness of these mitigating steps surrounding the financial reporting process, and testing may reveal similar or additional weaknesses in the design and effectiveness related to the financial reporting process.

The market price of our common shares could experience volatility and could continue to decline significantly.

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Our share price has declined significantly over the past year. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

If we complete additional equity financings, then our existing shareholders may experience dilution.

Any additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible or exercisable into our common shares, such as share purchase warrants or convertible notes. There is no assurance that we will be able to complete equity financings that are not dilutive to our existing shareholders.

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

As of January 27, 2006, approximately 30 million additional common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.20 to $2.34. In addition, there are approximately 11.7 million common shares issuable upon the conversion of the $8,731,000 outstanding principal amount of our Series B Convertible Debentures at the option of the holder at a conversion price of $0.75 per share. During the term of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

There may be certain tax risks associated with investments in our company.

Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we will not become a PFIC in the future. If we were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution. Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules for holders of ordinary shares (so-called “QEF” elections and “mark-to-market” elections), but these elections may accelerate the recognition of income and they result in the recognition of ordinary income. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

We have a history of losses and we expect to incur losses in the future.

Since our inception through a merger in June 2002, we have incurred significant losses and we expect significant losses to continue for the foreseeable future. Our net losses were $31,007,000, $14,090,000 and $15,180,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Our net losses for the nine months ended September 30, 2005 are $17,960,000. There can be no assurance that we will achieve or sustain profitability in the future.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects. During this period, we have not generated sufficient revenues to cover our expenses and costs. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Senior Vice President-Finance and Corporate Development and Chief Financial Officer. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of these officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

We derive all of our revenues from the sale of gold, silver, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Changes in the price of gold significantly affect our profitability. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

•	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

The market prices for silver, zinc and lead are also volatile and are affected by numerous factors beyond our control, including global or regional consumptive patterns, speculative activities, and general global political and economic conditions. Our Montana Tunnels Mine has historically produced approximately 45 million pounds of these metals annually, and therefore the market prices of these metals have a significant effect on our financial condition and results of operations.

All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, we will experience additional losses and we could also be required by our reduced revenue to discontinue exploration, development and/or mining at one or more of our properties.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit. Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

In the past, we have prepared estimates of future production for our operations. We developed our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

Each of these factors also applies to future development properties and to any future recommencement of mining at Montana Tunnels. In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development projects are subject to unexpected construction and start-up problems and delays.

Our future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

From time to time we expect to engage in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions about the development of Black Fox and other future projects are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that the development of the Black Fox property will be profitable.

Exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We are dependent upon one mining property.

All of our revenues are currently derived from our milling operations at the Montana Tunnels Mine, which is a low-grade mine. Historically the Montana Tunnels Mine has been unprofitable, and we expect it will continue to be unprofitable without additional investment. During 2004 we experienced problems related to the milling of low-grade ore at the Montana Tunnels Mine, which negatively affected our revenues and earnings. We suspended mining at Montana Tunnels on October 21, 2005, due to pit wall activity, and expect to continue to mill ore from low grade stockpiles through the first quarter of 2006. Current studies indicate capital ranging from $6 to 12 million would be required to recommence mining at Montana Tunnels. At this time, we are unable to assess whether we will be able to identify additional low grade stockpiled ore for processing or to obtain adequate funding in order to recommence mining.

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties and our other properties.

We do not currently have sufficient funds to develop a mine at Black Fox or to complete all of our planned exploration activities at Huizopa. The development of Black Fox and exploration of Huizopa will require significant capital expenditures. Sources of external financing may include bank and nonbank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Our Black Fox property is pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures and we may not be able to obtain financing from an asset based lender.

Our Black Fox property is pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures as security for our obligations under these debentures. It may be difficult for us to raise additional external funds through banks, asset based lenders, or other types of lenders, which may require us to raise additional funds through future debt and equity offerings. In addition, the inability to pledge any additional significant assets may make it difficult or impossible to obtain financing on acceptable terms, or at all. The failure to obtain acceptable financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Possible hedging activities could expose us to losses.

In the future, we may enter into precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

We face substantial governmental regulation.

Safety. Our U.S. mining operations are subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA. Our policy is to comply with applicable directives and regulations of MSHA and OSHA. We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

Current Environmental Laws and Regulations. We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

Some of our properties are located in historic mining districts with past production and abandoned mines. The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability. We are participating with the MDEQ under Voluntary Cleanup Plans on those sites. Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ. MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA. In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository. However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future. We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Potential Legislation. Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time. We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business. Expenses associated with the compliance with new laws or regulations could be material. Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability. We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that the existence and extent of any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures. Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation. Substantially all of our assets are located outside of Canada and our head office is located in the United States. Additionally, a number of our directors and the experts that may be named in this prospectus are residents of Canada. Although we have appointed Lackowicz, Shier & Hoffman as our agents for service of process in the Yukon Territory, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts named in this prospectus, in United States courts would be limited to the assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

If we cannot raise additional funds to finance our Black Fox property we may not be able to continue as a going concern.

We do not have sufficient resources to fully develop the Black Fox project. The Company is actively seeking financing for Black Fox; however, the availability and timing of this financing is not certain at this time.

USE OF PROCEEDS

All of the common shares covered by this prospectus are being sold by the selling shareholder identified in this prospectus, or by its respective pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale by the selling shareholder of these common shares. See “Selling Shareholder.”

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of common shares, without par value. As of February 13, 2006, there were 119,106,451 common shares outstanding.

Dividend Rights

Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Incorporation. Directors are elected by a majority of votes cast.

Liquidation

In the event of any liquidation, dissolution or winding up of Apollo, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Apollo common shares are not redeemable or convertible.

Other Provisions

All outstanding common shares are, and the common shares offered by this prospectus or obtainable on exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus, will be, fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Incorporation, as amended, and our By-laws, because they, and not this description, define your rights as a holder of our common shares. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

CIBC Mellon Trust Company, P. O. Box 7010 Adelaide Postal Station, Toronto, Ontario M5E 2W9, Canada, is the transfer agent and registrar for our common shares.

DESCRIPTION OF WARRANTS

At February 13, 2006, warrants were outstanding to purchase a total of 24,674,730 common shares.

Issued with	Date Issued	Number of shares issuable upon exercise	Exercise Price ($)		Expiration Date
Private Placement	December 23, 2002	3,000,000	2.82	*	December 23, 2006
Compensation Warrants	October 19, 2004	1,000,000	0.80		October 19, 2006
Compensation Warrants	November 4, 2004	1,400,133	0.80		November 4, 2006
Special Note Warrants	November 4, 2004	5,253,600	0.80		November 4, 2007
Special Warrant Warrants	November 4, 2004	1,396,000	0.80		November 4, 2007
Registered Offering	December 31, 2004	6,224,999	1.00		December 31, 2006
Registered Offering	January 7, 2005	3,149,998	1.00		January 7, 2007
Compensation Warrants	June 30, 2005	1,250,000	0.35	*	June 30, 2007
Private Placement	January 26, 2006	2,000,000	0.34	*	January 26, 2008
TOTAL		24,674,730
___________________
* These exercise prices are the U.S. dollar equivalents of the Canadian dollar exercise prices as follows: for the warrants issued December 23, 2002, Cdn$3.25; for the warrants issued June 30, 2005, Cdn$0.40; and for the warrants issued January 26, 2006, Cdn$0.39. The U.S. equivalent exercise prices were calculated based on the noon rate of exchange on February 8, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, which was Cdn$1.00 equals $0.8669.

In addition, 1,250,000 compensation warrants are outstanding. Each compensation warrant is exercisable at $0.75 for a unit comprised of one common share of the Company and 0.75 share purchase warrant, with each whole share purchase warrant exercisable for one common share of the Company at $1.00 per common share. The compensation warrants are immediately exercisable and expire on January 7, 2007. The share purchase warrants are exercisable until January 7, 2007.

TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership and disposition of our common shares. This summary applies to you only if you acquire common shares, hold such common shares as a capital asset (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of our common shares, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the U.S. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

1. a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;

2. a broker, dealer or trader in securities or currencies;

3. a bank, mutual fund, life insurance company or other financial institution;

4. a tax-exempt organization;

5. a qualified retirement plan or individual retirement account;

6. a person that holds our common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

7. a partnership, S corporation, small business investment company or pass-through entity;

8. an investor in a partnership, S corporation, small business investment company or pass-through entity;

9. a person whose functional currency for tax purposes is not the U.S. dollar;

10. a person liable for alternative minimum tax;

11. a U.S. Holder (as defined below) who is a resident or deemed to be a resident in Canada pursuant to the Income Tax Act (Canada); and

12. a Non-U.S. Holder (as defined below) that has a trade or business in the United States, or is an individual that either has a tax home in the United States or is present within the United States for 183 days or more during the taxable year.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire common shares should consult the partner’s tax advisor regarding the specific tax consequences of the acquisition and ownership of our common shares.

It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering a “controlled foreign corporation,” as defined in Section 957(a) of the Code.

YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

1. an individual citizen or resident of the United States (including aliens who are “green card holders” or who are present in the U.S., for 31 days or more in the calendar year and where certain other requirements are met);

2. a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

3. an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4. a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion below under “— Passive foreign investment company,” the gross amount of distributions, if any, payable by us on our common shares generally would be treated as dividend income to the extent paid out of current or accumulated earnings and profits. Any such income would be treated as U.S. source income for U.S. foreign tax credit purposes to the extent paid from earnings and profits accumulated by a domestic corporation engaged in a U.S. trade or business. A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in such shares and then as capital gain. See “Sale or other disposition of common shares.”

Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally may claim the amount of any Canadian income taxes withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability, subject to numerous complex limitations, which must be determined and applied on an individual basis. A U.S. Holder’s ability to claim such a credit against U.S. federal income tax liability may be limited to the extent that dividends on our common shares are treated as having a U.S. source.

Sale or other dispositions of common shares

Subject to the discussion found under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of common shares in a taxable disposition:

1. you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares;

2. any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares sold is more than one year at the time of such sale or other taxable disposition; and

3. any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which this gain is attributable.

Long term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate, for capital gains recognized before January 1, 2009. The deductibility of capital losses is subject to limitations.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer who receives foreign currency in a sale or other taxable disposition of common shares, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of common shares.

Passive foreign investment company

U.S. Holders of common shares would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were (or were to become) a passive foreign investment company for U.S. federal income tax purposes. We do not believe that we are, nor do we expect to become, a passive foreign investment company. However, the determination of whether a corporation is a passive foreign investment company is made annually, and may be subject to change. There is a possibility that we could become a passive foreign investment company in the future as a result of future financial results. In general terms, we will be a passive foreign investment company for any tax year in which either (i) 75% or more of our gross income is passive income or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If we were, or were to become, a passive foreign investment company for any year in which a U.S. Holder owns our common shares, gain on a disposition or deemed disposition by the U.S. Holder of our common shares, and the amount of “excess distributions”, if any, payable on our common shares, would be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless (in certain circumstances) the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. Holder of common shares. A non-U.S. Holder is a beneficial owner of common shares that is not a U.S. Holder.

Distributions

In general, you will not be subject to U.S. federal income tax or withholding tax on dividends, if any, received from us with respect to common shares, unless such income is effectively connected with your conduct of a trade or business in the United States or, if a treaty applies, such income is (instead) attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares

In general, you will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common shares unless:

1. such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

2. you are an individual who is present in the United States for 183 days or more during the taxable year of disposition or have a tax home in the United States, and certain other requirements are met.

Information reporting and backup withholding

U.S. Holders of our common shares may be subject to information reporting and may be subject to backup withholding currently at a rate of 28% on distributions on our common shares or on the proceeds from a sale or exchange of our common shares paid within the United States. Payments of distributions on, or the proceeds from the sale of, our common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

1. furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 (or substitute form); or

2. is otherwise exempt from backup withholding.

In general, a Non-U.S. Holder will not be subject to information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish an exemption from information reporting and backup withholding by certifying the Non-U.S. Holder’s non-U.S. status on Form W-8BEN.

Backup withholding is not an additional tax. any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

SELLING SHAREHOLDER

The selling shareholder identified below, or its pledgees, donees, assignees, transferees or other successors in interest, are selling all of the common shares being offered under this prospectus.

Common Shares

On June 3, 2005, we completed a private placement to Jipangu Inc. (“Jipangu”) of 10,000,000 common shares at Cdn$0.40 per share. On January 26, 2006, we completed another private placement with Jipangu pursuant to which Jipangu purchased 11,650,000 units priced at Cdn$0.35 per unit, with each unit consisting of one common share and 0.17167 of a warrant (for total of 2,000,000 warrants), with each whole warrant exercisable at Cdn$0.39 for one common share. The share purchase warrants are immediately exercisable and expire on January 26, 2008.

Pursuant to the first Registration Rights Agreement with Jipangu dated June 1, 2005, we agreed to register the common shares sold on June 3, 2005 and keep the registration effective until the earliest of June 3, 2007, or the date on which all of the common shares registered for Jipangu hereunder are sold pursuant to Rule 144 or a resale registration statement under the Securities Act of 1933, as amended (the “Act”). Pursuant to the second Registration Rights Agreement with Jipangu dated October 17, 2005, we agreed to register the common shares and the common shares underlying the share purchase warrants and to keep the registration statement effective until the earliest date on which all of the common shares and the common shares underlying the share purchase warrants registered for Jipangu hereunder are sold pursuant to Rule 144 or a resale registration statement under the Act, or until all of the common shares are eligible for resale pursuant to Rule 144(k) of the Act and no additional common shares are issuable upon exercise of the share purchase warrants.

	Before the Offering				After the Offering
Name of Selling Stockholder	Number of Common Shares Beneficially Owned (1)		Percentage of Common Shares Outstanding(2)	Common Shares Registered for Resale	Common Shares Beneficially Owned (3)	Common Shares Beneficially Owned
Jipangu Inc. (4)	23,650,000	(5)	19.5%	23,650,000	0	0%

(1)
Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)
The percentage ownership for the selling stockholder is based on 119,106,451 common shares outstanding as of January 27, 2006. In accordance with SEC rules, common shares that may be acquired pursuant to warrants that are exercisable as of January 27, 2006, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Assumes that (i) all of the share purchase warrants have expired or that all of the shares acquired on exercising the share purchase warrants are sold and (ii) all of the shares currently beneficially owned by the selling stockholder and registered hereunder are sold, and (iii) the selling shareholder acquires no additional common shares before the completion of this offering.

(4)
Bull Palace Corporation, a Japanese corporation, beneficially owns a majority interest in Jipangu and, therefore, may be deemed to control Jipangu. Bull Palace Corporation is a holding company, which is 100% owned by Tamisuke Matsufuji, the President and Chief Executive Officer of Jipangu, and his family.

(5)
Includes 2,000,000 common shares issuable upon exercise of the outstanding share purchase warrants outstanding and exercisable as of January 27, 2006. The share purchase warrants were received by the selling shareholder directly from the Company in a private placement on January 26, 2006.

PLAN OF DISTRIBUTION

The common shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. All of the common shares covered by this prospectus are being sold by the selling shareholder or its pledgees, donees, assignees, transferees or other successors-in-interest. We will not receive any of the proceeds from the sale of these common shares.

The selling shareholder and its pledgees, assignees, donees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the common shares directly to purchasers or through broker-dealers or agents.

The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the American Stock Exchange or on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;

•	through the Toronto Stock Exchange in compliance with Canadian securities laws and rules of the Toronto Stock Exchange through registered brokers;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services, or in the over-the counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the common shares, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholder may also sell short the common shares and deliver the common shares to close out short positions, or loan or pledge the common shares to broker-dealers that in turn may sell the common shares.

The aggregate proceeds to the selling shareholder from the sale of the common shares offered hereby will be the purchase price of the common shares less discounts and commissions, if any, paid to broker-dealers. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

The selling shareholder may sell the common shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. The selling shareholder and any broker-dealers or agents that participate in the sale of the common shares may be determined to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

We are not aware of any plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholder. The selling shareholder may decide not to sell any or all of the common shares offered by it pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

If required, we will distribute a supplement to this prospectus describing any material changes in the terms of this offering. Subject to the conditions specified in the Registration Rights Agreements between us and the selling shareholder, we have the right to suspend the use of this prospectus for up to 20 consecutive days at any one time, an aggregate of 30 days in any three-month period, or an aggregate of 60 days in any twelve month period, if we notify the selling shareholder that: (i) a stop order is in effect, (ii) material non-public information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus, in light of the circumstances under which they were made, not misleading; or (iii) due to the occurrence or existence of any development, event, fact, situation, or circumstances related to the Company, we have determined that it is appropriate to suspend the availability of this resale registration statement and the related prospectus.

LEGAL MATTERS

Lackowicz, Shier & Hoffman, Yukon Territory, Canada, has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports, which (1) express an unqualified opinion on the financial statements and include a separate report titled Comments by Auditors on Canada — United States of America Reporting Differences referring to substantial doubt on the Company’s ability to continue as a going concern and changes in accounting principles, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our reserves at December 31, 2004 incorporated by reference herein were prepared by us and audited by Mine Development Associates. All information regarding reserves incorporated by reference herein are in reliance upon the authority of that form as experts in such matters.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

In addition, we maintain officers’ and directors’ liability insurance with National Union Fire Insurance Company and XL Specialty Insurance Company. The policies are effective through June 2006.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APOLLO GOLD CORPORATION

23,650,000
COMMON SHARES

PROSPECTUS